02033069

0-30622

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: OCTOBER 2001

SEC Registration Number 0-30622

ANOORAQ RESOURCES CORPORATION
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Notice of Annual General Meeting, Information Circular, Proxy with notes and financial statements for the year ended October 31, 2001 with notes.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION

SHIRLEY MAIN

May 7, 2002

ANOORAQ RESOURCES CORPORATION

1020 • 800 WEST PENDER STREET
VANCOUVER, BC CANADA V6C 2V6
TEL (604) 684 • 6365 FAX (604) 684 • 8092
1 800 667 • 2114

March 20, 2002

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to provide this status report on the accomplishments by the Company over the past year in preparation for the upcoming Annual General Meeting to be held on Tuesday, April 23, 2002. Attached is a copy of proxy materials providing information regarding the business to be covered at the meeting, and information about Anooraq, its Directors and related matters.

We value your input to the annual shareholder's meeting, therefore, please review the materials and return your proxy in accordance with the instructions in the circular. Please call me, or someone in our Investor Services department, if you have any questions about this procedure.

The principle focus of Anooraq is the Platreef Project on the Bushveld Complex of South Africa. The Bushveld Complex is the world's premier location for platinum group metals (PGM) deposits, accounting for 80% of the world's resources and 67% of the annual global production of platinum. Competition for ground in the Bushveld has continued to intensify, particularly on northern limb that hosts the PGM-bearing Platreef horizon. Anooraq has acquired a significant land package and taken a lead position in exploration of this highly prospective area.

Anooraq holds the Platreef properties through its wholly-owned South African subsidiary Plateau Resources (Pty) Ltd. In fiscal 2000, Anooraq acquired the right to purchase up to 100% of the shares of Plateau from Pinnacle Resources Inc. ("Pinnacle"). Under that agreement, Anooraq could acquire up to a 70% interest by investing a total of $10 million in exploration over a four-year period, and at which point the Company could obtain the remaining 30% of Plateau from Pinnacle by issuing Anooraq shares. In May 2001, Anooraq and Pinnacle agreed to re-organize the shareholdings of Plateau to effectively accelerate Anooraq's acquisition of 100% of Plateau. Under the agreement, Anooraq issued 7.5 million shares and 4.5 million share purchase warrants in consideration of the sale of Pinnacle's remaining interest in Plateau. The foregoing transactions consolidated Anooraq's ownership of Plateau and its underlying PGM prospects without substantial additional equity dilution.

Anooraq has continued to expand its land package, and acquired five additional farms in 2001. At fiscal year-end, the Platreef properties comprised over 12,000 hectares, extending for over 14 kilometres along the prospective Platreef horizon. Anooraq expended considerable time and effort during the past year in the renewal of its prospecting rights on several of its farms. These efforts were wholly successful and Plateau has the right to conduct exploration on these farms for five years, with an option to extend the Prospecting Contracts for two additional years. Furthermore, the Company has negotiated the terms for converting the Prospecting Contracts to Mining Leases, at any time during the seven-year period. Further ground has been added since year-end. In January 2002, the Noord Holland farm was acquired, bringing the total land package to greater than 13,400 hectares.

The Platreef horizon is host to world-class PGM deposits. On ground located immediately adjacent to Anooraq's property, held by Anglo Platinum Corporation, the Platreef hosts eight PGM deposits containing some 50 million ounces of platinum and palladium in mineral reserves and resources. The Platreef is much thicker than the PGM-bearing horizons on the other limbs of the Bushveld, is near-surface and it has a moderate dip, and so is amenable to low-cost, large-scale surface mining methods, like that utilized at the Sandsloot open pit operation on the Anglo Platinum property.

Anglo Platinum is currently engaged in a "massive expansion program" in South Africa, costing an estimated US$2 billion and directed at a 75% increase in its platinum production by 2006. Part of this program will see major enhancements to infrastructure, including a new smelting and refining complex at Pietersburg, just north of its operation on the Platreef. This combination of the potential for giant, low cost, open-pit-type PGM deposits and new concentrate processing facilities has made the Platreef area one of the most attractive exploration targets in the world. In addition to Anglo and Anooraq, other players in the northern Bushveld are African Minerals Ltd. ("African Minerals"), a private affiliate of Ivanhoe Capital Corporation, Southern Era, and Canadian major Falconbridge Limited.

In October 2001, Anooraq completed an agreement whereby African Minerals has the right to earn a 50% joint venture interest in Anooraq's Rietfontein farm. African Minerals holds farms adjacent to Rietfontein. The common boundary of one of these, the Turfspruit farm, and the Rietfontein farm straddles the margin of the northern limb of the Bushveld. The main targets in this area are platiniferous hybrid rocks formed by the intrusion of Bushveld magmas into sulphide-rich sedimentary rocks. Drilling by African Minerals on the Rietfontein farm is currently underway.

In response to a general downturn in global economic conditions and some reductions in demand related to high prices, platinum, palladium and rhodium prices fell over the year from the record high levels achieved early in 2001. PGM have superior properties for use in a variety of applications, for example, pollution control devices for automobiles, and their use has grown in applications such as multi-cell capacitors, hard disks in computers, and platinum jewelry. Therefore, strong demand is forecast for the metals over the long term, and prices are expected to begin rise again by 2003.

At year-end, Anooraq has a working capital position of $2.3 million that will enable it to move forward and take advantage of the forecast metal price improvements. The Company plans an aggressive exploration campaign on the Platreef and will continue to pursue the acquisition of other related mineral farms in the region. Further details about the Company and the Platreef property can be obtained from our website at www.hdgold.com.

The upcoming Annual Meeting is an opportunity to share our plans for the next year and to respond to your comments and questions. I look forward to seeing you there.

Yours sincerely,

ANOORAQ RESOURCES CORPORATION

"Ronald W. Thiessen"

Ronald W. Thiessen,
President, Chief Executive Officer and Director

ANOORAQ RESOURCES CORPORATION
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone (604) 684-6365 Fax (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the Annual General Meeting (the "Meeting") of Shareholders of **Anooraq Resources Corporation** ("Anooraq") will be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on Tuesday, April 23, 2002 at 1:30 p.m., local time, for the following purposes:

1. To receive the report of the directors of Anooraq.
2. To receive and consider the financial statements of Anooraq for its fiscal period ended October 31, 2001, together with the auditor's report thereon.
3. To fix the number of directors of Anooraq at seven.
4. To elect directors of Anooraq for the ensuing year.
5. To consider and, if thought advisable, approve an ordinary resolution ratifying the previous grant of stock options to directors and insiders of the Company for the purchase of 700,000 common shares in the capital of the Company and the exercise and/or amendment of such stock options.
6. To consider and, if thought advisable, approve an ordinary resolution amending the 2000 Share Incentive Plan (the "2000 Plan") by increasing the shares available for option thereunder by 3,186,000 common shares which will be, upon regulatory acceptance, reserved for issuance 5,475,000 common shares under the amended plan (the "2001 Plan").
7. To appoint an auditor of Anooraq for the ensuing year and to authorize the directors to fix the auditor's remuneration.
8. To consider any amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the consolidated audited financial statements and the auditor's report for the year ended October 31, 2001 accompany this notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be votes at the Meeting.

DATED at Vancouver, British Columbia, March 20, 2002.

BY ORDER OF THE BOARD

"Ronald W. Thiessen"

Ronald W. Thiessen,
President and Chief Executive Officer

ANOORAQ RESOURCES CORPORATION
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone (604) 684-6365 Fax (604) 684-8092

INFORMATION CIRCULAR
as at March 11, 2002

This Information Circular is furnished in connection with the solicitation of proxies by the management of Anooraq Resources Corporation ("Anooraq") for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on April 23, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance Notice of the Meeting was published in the Vancouver Sun newspaper on February 25, 2002 and filed with the Canadian Venture Exchange. Notice was also provided to the Securities Commissions in each jurisdiction where Anooraq is a reporting issuer under applicable securities laws.

GENERAL PROXY INFORMATION

Who Can Vote

Only shareholders of record at the close of business on March 18, 2002 who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the meeting. As of March 11, 2002, Anooraq had outstanding 27,384,880 Common shares. Each Common share has the right to one vote.

To the knowledge of the directors and senior officers of Anooraq, the only persons who, as at March 11, 2002, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Anooraq carrying the right to vote in all circumstances are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Canadian Depository for Securities Limited ("CDS")(1) 85 Richmond Street West Toronto, Ontario Canada M5H 2C9	17,115,174	62.5%
Pinnacle Resources Inc. Suite 260 Arapahoe Road Englewood, Colorado USA 80112	7,000,000	25.6%

(1) CDS is a clearing house for brokerage firms whose clients beneficially own the shares. Management of Anooraq is unaware of the beneficial ownership of the shares registered in the name of CDS although these figures may include shares of management held in brokerage houses.

The above information was supplied by Computershare Trust Company of Canada, Anooraq's registrar and transfer agent.

How You Can Vote

If you are a registered shareholder (your Common shares are held in your name) you may vote your Common shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this information circular.

If you are an unregistered shareholder (your Common shares are held in a "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow special procedures if you wish to vote at the Meeting. To vote in person at the Meeting, as an unregistered shareholder you must insert your name in the space provided in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. If you do not plan to attend the Meeting, you can vote as an unregistered shareholder by proxy by following the instructions included in the proxy provided to you by your stockbroker or financial intermediary. In either case, the proxy must be delivered in the manner described in this information circular or as instructed by your stockbroker or financial intermediary. If you are unsure as to how to follow these procedures, please contact your stockbroker. If you are an unregistered shareholder and attend the Meeting without following these special procedures, you will not be entitled to vote at the Meeting.

Solicitation of Proxies

The solicitation will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Anooraq. All costs of this solicitation will be borne by Anooraq.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President and Chief Executive Officer of Anooraq and the Secretary and Chief Financial Officer of Anooraq. **A shareholder has the right to appoint a person, who need not be shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604) 683-3694, by mail or by hand to the 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by

- providing a written notice of revocation to Computershare Trust Company of Canada or to the registered office of Anooraq, P.O. Box 11117, 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or
- advising the Chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or
- in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

On a poll, the nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called. The proxy will confer discretionary authority on the nominees named therein with respect to

- each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,
- any amendment to or variation of any matter identified therein, and
- any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of Anooraq knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee intends to vote thereon in accordance with the nominee's best judgement.

ELECTION OF DIRECTORS

The size of the board of directors is currently determined at seven. The board proposes that the number of directors be increased to nine. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at nine.

The term of office of each of the current directors will expire at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual general meeting of Anooraq at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of Anooraq or the provisions of *Company Act* (British Columbia).

The following table sets out the names of management's nominees for election as directors, all offices in Anooraq each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of Anooraq and the number of shares of Anooraq beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 11, 2002.

Position and Municipality of Residence	**Period a Director of Anooraq**	**Securities Beneficially Owned or Controlled[1][4]**
Robert G. Hunter[2] Co-Chairman of the Board and Director Vancouver, British Columbia, Canada	Since April 22, 1996	758,952
Robert A. Dickinson[3] Co-Chairman of the Board and Director Vancouver, British Columbia, Canada	Since November 29, 1990	815,315
Ronald W. Thiessen President, Chief Executive Officer and Director West Vancouver, British Columbia, Canada	Since April 22, 1996	472,923
Jeffrey R. Mason Chief Financial Officer, Corporate Secretary and Director Vancouver, British Columbia, Canada	Since April 22, 1996	677,889

Position and Municipality of Residence	Period a Director of Anooraq	Securities Beneficially Owned or Controlled(1)(4)
David J. Copeland Director Vancouver, British Columbia, Canada	Since September 13, 1996	454,831
Scott D. Cousens Director Vancouver, British Columbia, Canada	Since September 13, 1996	1,002,398
David S. Jennings Director Bowen Island, British Columbia, Canada	Since September 13, 1996	220,343
Glen R. Gamble Director Parker, Colorado, USA	Since September, 2001	Nil(5)
Robert A. Hildebrand Director Englewood, Colorado, USA	Since September, 2001	Nil(5)

(1) The information as to shares beneficially owned or controlled is furnished by the respective nominees.
(2) All these shares are registered in the name of 455501 B.C. Ltd., a company controlled by Robert G. Hunter.
(3) 498,315 of these shares are held in the name of United Mineral Services Ltd., a company controlled by Robert A. Dickinson.
(4) The above information does not include 3,743,000 warrants held by spouses of the Directors.
(5) Messrs. Gamble and Hildebrand are directors and shareholders of Pinnacle Resources Inc. ("Pinnacle") and represent Pinnacle on Anooraq's board of directors. Pinnacle received 7.5 million shares (of which 0.5 million shares have been sold) and 4.5 million warrants of Anooraq (See Interest of Management) in August, 2001, in consideration of selling to Anooraq Pinnacle's interest in Plateau Resources (Pty) Ltd., the private South African company that holds the rights to certain of Anooraq's platinum group universal prospect interests.

Directors and Officers personally own or control a total of 4,402,651 shares, which represents approximately 16.0% of the current outstanding shares, excluding 7 million shares owned by Pinnacle (which if included, aggregates 41.6% of shares controlled by management). The directors also hold 700,000 options and 1,981,800 warrants, excluding 3,743,000 warrants owned by the spouses of certain directors.

Robert G. Hunter – Co-Chairman of the Board and Director

Robert G. Hunter for the past 21 years has been active as a mining promoter headquartered in Vancouver and continues to be active in the mining business although he is now semi-retired. Mr. Hunter does not have any technical credentials in mining but through years as a businessman and insurance executive developed a network of venture capitalists in the mining field. Mr. Hunter has served as a director of other public companies listed at one time on the NASDAQ, The Toronto Stock Exchange and Canadian Venture Exchange. Mr. Hunter is Chairman of Hunter Dickinson Inc.

Mr. Hunter is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (April 1993 to present), Co-Chairman (September 2000 to present), Chairman (April 1993 to September 2000) and Chief Executive Officer (September 1995 to September 1998); **Anooraq Resources Corporation**, Director (April 1996 to present), Co-Chairman (September 2000 to present), Chairman (September 1996 to September 2000) and Chief Executive Officer (September 1996 to February 1999); **Great Basin Gold Ltd.**, Director (January 1989 to present), Co-Chairman (September 2000 to present), Chairman (January 1989 to September 2000), Chief Executive Officer (January 1989 to November 1998); **Farallon Resources Ltd.**, Director (July 1991 to December 1993 and August 1994 to present), Co-Chairman (September 2000 to present) and Chairman

(December 1994 to September 2000); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (November 1995 to present), Co-Chairman (September 2000 to present), Chief Executive Officer (November 1995 to June 1998), Chairman (June 1998 to September 2000); **Northern Dynasty Minerals Ltd.**, Director (June 1996 to present), Chairman (October 1996 to November 2001), and Co-Chairman (November 2001 to present); **Taseko Mines Limited**, Director (January 1991 to present), Co-Chairman (September 2000 to present), Chairman (January 1993 to September 2000) and Chief Executive Officer (February 1991 to November 1998) (including Co-Chairman and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited), **El Condor Resources Ltd.**, Chairman, Chief Executive Officer and Director (November 1990 to January 1996; **Cash Resources Ltd.**, Director (September 1994 to April 1996); **ADI Technologies Inc.**, Director (March 1987 to present); and **Majestic Gold Corp.**, Chairman and Director (March 1987 to present).

Robert A. Dickinson, B.Sc., M.Sc. - Co-Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 34 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (April 1993 to present), Co-Chairman (September 2000 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); **Anooraq Resources Corporation**, Director (November 1990 to present), Co-Chairman (September 2000 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); **Farallon Resources Ltd.**, Director (July 1991 to present), Co-Chairman (September 2000 to present) and Chief Executive Officer (December 1995 to September 2000); **Great Basin Gold Ltd.**, Director (May 1986 to present), Co-Chairman (September 2000 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); **Misty Mountain Gold Limited (now named Continental Minerals Corporation),** Director (November 1995 to February 2001), Co-Chairman (September 2000 to February 2001), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); **Northern Dynasty Minerals Ltd.**, Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Co-Chairman (November 2001 to present); **Rockwell Ventures Inc.**, Chairman and Director (November 2000 to present); **Taseko Mines Limited**, Director (January 1991 to present), Co-Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); **Cash Resources Ltd.**, Director (June 1994 to June 1996); and **American Bullion Minerals Ltd.**, Director (August 1988 to May 1997).

Ronald W. Thiessen, C.A. – President, Chief Executive Officer and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies including Anooraq, and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); **Anooraq Resources Corporation**, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); **Farallon Resources Ltd.**, Director (August 1994 to present), President and Chairman (September 2000 to present); **Great Basin Gold Ltd.**, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); **Northern Dynasty Minerals Ltd.**, President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); **Rockwell Ventures Inc.**, President and Director (November 2000 to present); **Taseko Mines Limited**, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); **Casamiro Resources Corp.**, President and Director (February 1990 to present).

Jeffrey R. Mason, C.A. – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded (TSE, NASDAQ, VSE) mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies for which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: **Amarc Resources Ltd.**, Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); **Anooraq Resources Corporation**, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); **Farallon Resources Ltd.**, Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); **Great Basin Gold Ltd.**, Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); **Northern Dynasty Minerals Ltd.**, Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); **Rockwell Ventures Inc.**, Chief Financial Officer and Director (November 2000 to present); **Taseko Mines Limited**, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); **Casamiro Resource Corp.**, Secretary-Treasurer (February 1995 to present).

David J. Copeland, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific,

Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Anooraq and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present); **Anooraq Resources Corporation,** Director (September 1996 to present); **Farallon Resources Ltd.**, Director (December 1995 to present); **Great Basin Gold Ltd.**, Director (February 1994 to present); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Vice-President Project Development (June 1989 to February 1996 and June 1997 to June 1998) and Director (June 1989 to present); **Northern Dynasty Minerals Ltd.**, Director (June 1996 to present); **Taseko Mines Limited**, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); **Casamiro Resources Corp.**, Director (February 1995 to present).

Scott D. Cousens - Director

Scott D. Cousens is responsible for corporate communications for the public companies for which Hunter Dickinson Inc. provides services. He also assists with financing initiatives given his background as a broker in the early 1990s.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present); **Anooraq Resources Corporation**, Director (March 1994 to September 1994) and (September 1996 to present); **Farallon Resources Ltd.**, Director (December 1995 to present); **Great Basin Gold Ltd.**, Director (March 1993 to present); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (June 1994 to present); **Northern Dynasty Minerals Ltd.**, Director (June 1996 to present); **Rockwell Ventures Inc.**, Director (November 2000 to present); and **Taseko Mines Limited**, Director (October 1992 to present).

David S. Jennings – Ph.D - Director

Mr. Jennings is an economic geologist and executive and holds a Bachelor of Science degree (Hons. Geology) from Lehigh University and a Doctorate in Geology Degree from McMaster University.

Mr. Jennings is, or was within the past years, an officer and/or director of the following public companies: **Anooraq Resources Corporation**, Director (September 1996 to present); **Farallon Resources Ltd.**, Director (July 1991 to present), President (July 1991 to September 2000), Chief Financial Officer (June 1996 to December 1997); **Great Basin Gold Ltd.,** Director (June 2001 to present); **Quartz Mountain Resources Ltd.**, President, Chief Executive Officer (May 1988 to present), Director (August 1986 to present); **B.A.S.M. Resources Corp.**, Director (June 1994 to January 16, 1998); **Cornucopia Resources Ltd.**, Vice-President Exploration (September 1991 to March 1996), Director (June 1986 to January 1999); **Misty Mountain Gold Limited (now named Continental Minerals Corporation)**, Director (June 1998 to February 2001); **Taseko Mines Limited**, Director (November 4, 1998 to February 2001); and **Zim-Gold Resources Ltd.,** Director (April 1995 to January 16, 1998).

Glen R. Gamble – Director

Glen R. Gamble has been a director of **Anooraq** since September 2001 and since June 1997 has served as President and Chairman of **Pinnacle Resources, Inc.** Mr. Gamble has served as an officer or director in a variety of companies engaged in the fields of mining, oil and gas, real estate, and resource financing.

In addition to his position with Pinnacle Resources, Mr. Gamble currently serves as President and Chairman of **Natural Buttes Gas Corp.** and **Victory Minerals Corp.** as well as Managing Director of **Desert Flower Mining, LLC** and **Vanmag Exploration and Development Ltd.**

Prior to take over by Anooraq, Mr. Gamble founded **Plateau Resources Pty Ltd** and then funded, from private sources, Plateau's start-up and operating capital. As President and Owner of **Petro-Package Company**, he packaged, financed, and marketed producing oil and gas properties. Mr. Gamble attended the University of Colorado and graduated in 1970 with a Bachelor of Science degrees in Accounting and Finance.

Robert A. Hildebrand – Director

Robert A. Hildebrand has been a director of **Anooraq** since September 2001. He has been Vice-President, Secretary-Treasurer and a director of **Pinnacle Resources Inc.** since inception.

Since 1991, Mr. Hildebrand has been Vice President of **Environmental Assurance Corporation**, a company offering financial solutions to owners of contaminated real estate. Mr. Hildebrand served as the President and a director of **Resource Finance Group, Ltd.**, a public Colorado corporation engaged in the business of acquiring revenue interest in producing mines in selected developing countries in exchange for mining and processing equipment and training provided by **Resource Finance Group, Ltd.**, from August 1991 until that company merged, in April 1993, with **Onyx Systems, Ltd.** In November 1996 Mr. Hildebrand served as a consultant to Mr. Glen Gamble and **Victory Minerals S.A. (Pty) Ltd**. to assist **Plateau Resources (Pty) Ltd**. and **Vanmag Exploration (Pty) Ltd**. He has accepted a directorship with **Zebediela Platinum (Pty) Ltd.**, another South African mineral exploration corporation. Mr. Hildebrand received his Geological Engineering Degree from the Colorado School of Mines in 1954. He has been a registered Colorado Professional Engineer since 1958.

Anooraq does not have an Executive Committee of its directors. Anooraq has an Audit Committee and the current members of that committee are Ronald W. Thiessen, David J. Copeland and Scott D. Cousens.

APPOINTMENT OF AUDITOR

De Visser Gray, Chartered Accountants, of 401 – 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 will be nominated at the Meeting for reappointment as auditor of Anooraq at a remuneration to be fixed by the directors. De Visser Gray has been the auditor of Anooraq since February 1997.

EXECUTIVE COMPENSATION

During Anooraq's financial year ended October 31, 2001, the aggregate cash compensation paid or payable to its directors and senior officers by Anooraq and its subsidiaries, all of whose financial statements are consolidated with those of Anooraq, was $203,976. The direct remuneration paid or payable to Anooraq's directors and senior officers by subsidiaries of Anooraq whose financial statements are not consolidated with those of Anooraq was nil.

The aggregate cash compensation paid by Anooraq for its most recently completed financial year to the four Named Executive Officers (Mr. Thiessen, President and Chief Executive Officer, Mr. Hunter, Co-Chairman, Mr. Dickinson, Co-Chairman, and Mr. Mason, Chief Financial Officer and Corporate Secretary) was $67,092. Anooraq's Named Executive Officers do not serve Anooraq on a full time basis given that the nature of Anooraq's resource property exploration and development business is such that most of its requirements for management services are satisfied by Anooraq engaging third-party mine exploration and development contractors.

The compensation for the Named Executive Officers for Anooraq's three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary (\$)	Bonus (\$)	Other Annual Compen-sation (\$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (\$)	LTIP Payouts (\$)	All Other Compensation (\$)
Robert G. Hunter Co-Chairman of the Board and Director	2001	18,432	Nil	Nil	100,000 70,000[(2)]	Nil	Nil	Nil
	2000	20,472	Nil	Nil	Nil	Nil	Nil	Nil
	1999	11,011	Nil	Nil	70,000	Nil	Nil	Nil
Robert A. Dickinson Co-Chairman of the Board and Director	2001	11,796	Nil	Nil	100,000 70,000[(2)]	Nil	Nil	Nil
	2000	13,102	Nil	Nil	Nil	Nil	Nil	Nil
	1999	7,080	Nil	Nil	70,000	Nil	Nil	Nil
Ronald W. Thiessen[(1)] President, Chief Executive Officer and Director	2001	18,432	Nil	Nil	100,000 70,000[(2)]	Nil	Nil	Nil
	2000	20,472	Nil	Nil	Nil	Nil	Nil	Nil
Jeffrey R. Mason Chief Financial Officer, Corporate Secretary and Director	2001	18,432	Nil	Nil	100,000 70,000[(2)]	Nil	Nil	Nil
	2000	20,472	Nil	Nil	Nil	Nil	Nil	Nil
	1999	11,013	Nil	Nil	70,000	Nil	Nil	Nil

(1) Mr. Thiessen was not a Named Executive Officer for the year ended October 31, 1999.

(2) On October 3, 2001, these options were repriced from an exercise price of \$0.84 per share to an exercise price of \$0.52 per share.

There were no long-term incentive plan awards made to the Named Executive Officers during the financial year ended October 31, 2001.

The share options granted, pursuant to Anooraq's share option plan, to the Named Executive Officers during the financial year ended October 31, 2001 were as follows:

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR					
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price (\$/Security)	Market Value of Securities Underlying Options on the Date of Grant (\$/Security)	Expiration Date
Robert G. Hunter	100,000	14.3%	\$0.60	\$0.60	October 30, 2003
Robert A. Dickinson	100,000	14.3%	\$0.60	\$0.60	October 30, 2003
Ronald W. Thiessen	100,000	14.3%	\$0.60	\$0.60	October 30, 2003
Jeffrey R. Mason	100,000	14.3%	\$0.60	\$0.60	October 30, 2003

The share options exercised during the financial year ended October 31, 2001, and the values of such options and rights at the end of such year were as follows:

AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES				
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (\$)	Unexercised Options/ SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the-Money Options/ SARs at FY-End (\$) Exercisable/ Unexercisable
Robert G. Hunter	70,000	2,100	100,000	Nil
Robert A. Dickinson	70,000	2,100	100,000	Nil
Ronald W. Thiessen	70,000	2,100	100,000	Nil
Jeffrey R. Mason	70,000	2,100	100,000	Nil

On October 3, 2001 the following share options were amended on behalf of the Named Executive Officers:

Name	Securities Under Options Repriced (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Robert G. Hunter	70,000	$0.56	$0.84	$0.52	28 days
Robert A. Dickinson	70,000	$0.56	$0.84	$0.52	28 days
Ronald W. Thiessen	70,000	$0.56	$0.84	$0.52	28 days
Jeffrey R. Mason	70,000	$0.56	$0.84	$0.52	28 days

The reason for all downward repricing of options held by the Named Executive Officers during the most recently completed financial year was to reflect the current market conditions. The stock option price was originally established at a premium to the market price of Anooraq's shares.

Pension Plans

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between Anooraq and the Named Executive Officers.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of any Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by Anooraq and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

On October 10, 2001, an aggregate of 700,000 (100,000 to each of seven directors) incentive options to purchase treasury shares were granted to the directors at an exercise price of $0.60 per share. The options expire on October 30, 2003. The shares traded at a high of $0.60 per share and a low of $0.44 per share during the 30 day period preceding the date of grant of the options. The options were issued pursuant to Anooraq's Share Option Plan. The Share Option Plan was approved by disinterested shareholders at Anooraq's annual general meeting held on April 20, 2000.

ADDITIONAL COMPANY INFORMATION

Indebtedness of Directors, Executive Officers and Senior Officers

To the knowledge of management of Anooraq, none of the directors, executive officers or senior officers of Anooraq or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Anooraq during the year ended October 31, 2001.

Directors' and Officers' Liability Insurance

Under an existing policy of insurance, Anooraq is entitled to be reimbursed for indemnity payments that it is required or permitted to make to directors and officers. The directors and officers of Anooraq, as individuals, are insured for losses arising from claims against them for certain of their acts, errors or omissions. The policy provides a maximum coverage in any one policy year of US$5,000,000 million in annual claims (subject to a deductible of $50,000 per claim) payable by Anooraq. The annual premium in the current fiscal year is US$19,346. The premiums for the policy are not allocated between directors and officers as separate groups.

Interest of Management and Insiders in Material Transactions

To the knowledge of management of Anooraq, no insider or nominee for election as a director of Anooraq had any interest in any material transaction during the year ended October 31, 2001 or has any interest in any material transaction in the current year except as herein disclosed.

Directors and officers of Anooraq may from time to time serve as directors of and have an interest, either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of Anooraq may be presented, from time to time, with situations, which give rise to an apparent conflict of interest. On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Anooraq for ratification. In any event, the directors of Anooraq must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of Anooraq, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Anooraq.

Plateau Acquisition

By letter agreement dated May 29, 2001 between Anooraq and Pinnacle Resources Inc. ("Pinnacle") and certain of their affiliates, the parties agreed to supersede a previously negotiated loan facility agreement of January 18, 2000, whereby Anooraq was lending exploration money to Plateau Resources (Pty) Ltd. ("Plateau") in order to purchase treasury equity in Plateau. Plateau holds the rights to certain South African mineral interests which Anooraq desired to explore. The letter was superseded by formal agreements dated August 28, 2001 (the "Plateau Acquisition"). Anooraq purchased all of Pinnacle's remaining interest in Plateau and the loan facility for 7.5 million common shares of Anooraq and 4.5 million share purchase warrants. Under the terms of the Plateau Acquisition Pinnacle agreed to vote the 7.5 million shares of Anooraq received by it in favour of current management of Anooraq for the next two successive annual shareholders meetings or until Pinnacle ceases to own at least 20% of the share capital of Anooraq, whichever is earlier. Pinnacle is also entitled to nominate two individuals to the board of Anooraq, being Messrs. Hildebrand and Gamble. Pinnacle has also agreed not to sell more than $97,000 in value of the shares of Anooraq in any one calendar month without the prior written consent of Anooraq. Anooraq has the right to cause Pinnacle to resell up to 5% of its original number of shares in any calendar quarter for up to two quarters in a calendar year at the prevailing market price but not less than $0.50 per share through open market or private sales. Anooraq also has a right of first refusal in the event that Pinnacle desires to sell 500,000 or more shares in one or more transfers or transactions within a one month period. In such event, Pinnacle has agreed to first offer such shares for sale to Anooraq for purchase by a designee of Anooraq. Anooraq also agreed to seek a buyer for an initial tranche of 500,000 of the Anooraq shares for proceeds of up to US$150,000 and that buyer was Hunter Dickinson Group Inc. ("HDGI"). Pinnacle also has certain pre-emptive rights to purchase additional shares from Anooraq on a right of first refusal basis. Anooraq completed the Plateau Acquisition and has no further obligations to fund work except as required under local laws generally to keep a mineral property in good standing.

HDGI loaned $150,000 to Pinnacle in order to provide corporate working capital at the time the Plateau Acquisition was being negotiated. Pursuant to an agreement dated August 28, 2001, Pinnacle repaid the $150,000 to HDGI by transferring to HDGI of 500,000 common shares of Anooraq valued at US$0.299 per share and 4.5 million Anooraq share purchase warrants valued at US$0.001 each received by Pinnacle under the Plateau Acquisition. The 7.5 million shares of Anooraq were acquired in connection with the sale of the Plateau shares to Anooraq under the Plateau Aquisition, and the 4.5 million warrants were acquired in consideration of the cancellation by Pinnacle of the January 18, 2000 loan facility agreement entered into by Anooraq under the original terms of the Platreef Property acquisition. The warrants are exercisable at $0.70 per Anooraq common share until August 28, 2003. HDGI is a company owned by family trusts of the insiders of Anooraq. In February 2002, the warrants acquired by HDGI from Pinnacle were transferred to the spouses of certain directors of Anooraq (except for 757,000 warrants which were transferred to third parties). Messrs. Gamble and Hildebrand were not directors at the time Anooraq concluded its arrangements with Pinnacle in August 2001.

Management Contracts

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine publicly traded exploration companies and is managed by persons, the majority of whom are also directors of Anooraq Resources. The contract between HDI and Anooraq can be cancelled on thirty days notice by either party. HDI is one of the largest independent mining exploration groups in North America and as of December 31, 2001, employed or retained on a substantially full-time basis, 15 geoscientists (of which 5 are professional geoscientists/P.Geo., 3 are geological engineers/P.Eng. and 1 is a Ph.D), 4 licensed professional mining, mechanical or civil engineers (P.Eng.), 7 accountants (including 3 Chartered Accountants and 2 Certified Management Accountants) and 16 administrative staff. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Québec) and internationally in Brazil, United States (Nevada), Mexico and South Africa. During the period HDI incurred costs on behalf of Anooraq totalling $0.9 million. In the subsequent, year the level of expenditure under the contract with HDI is anticipated to be at approximately the same as the current fiscal year.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to 2000 Share Incentive Plan and Stock Options

In order to provide incentive to directors, officers employees, management and others who provide services to Anooraq to act in the best interests of Anooraq, Anooraq has adopted a Share Incentive Plan (the "Plan"). The Plan was approved by shareholders at Anooraq's annual general meeting held on April 20, 2000. Under the Plan, a total of 2,800,000 shares of Anooraq were reserved for share incentive options to be granted at the discretion of Anooraq's board of directors to eligible optionees (the "Optionees"). At the date of this Information Circular, a total of 1,467,000 share incentive options are outstanding under the Plan of which 700,000 options have been granted to insiders.

Certain stock options granted by Anooraq to the directors had an exercise price which substantially exceeded the then current market price for the Anooraq's shares. **In keeping with Anooraq's compensation policies, at the time of grant the stock option price was established at a premium to the market price of Anooraq's shares.**

On October 3, 2001 the exercise price of 490,000 options previously granted to the directors of Anooraq was repriced from an exercise price of $0.85 per share to an exercise price of $0.52 per share, subject to disinterested shareholder approval and regulatory approval.

Anooraq's board of directors have recommended that the number of shares reserved for issuance as share incentive options under the Plan be increased to a number that is equal to 20% of Anooraq's issued and outstanding shares. Twenty percent of Anooraq's issued and outstanding shares at the date hereof is 5,476,976 shares.

Shareholders will be asked to approve a resolution to increase the number of shares available for issuance under the Plan from 2,800,000 shares (the 2000 Plan) to 5,475,000 shares (the "2002 Plan") and to ratify the repricing of the exercise price of the 490,000 stock options by the directors by way of ordinary resolution of disinterested shareholders. Such approval is required under the rules and regulations of the Canadian Venture Exchange ("CDNX"). An ordinary resolution is a resolution approved by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy. **The board of directors recommends that shareholders approve the resolution authorizing the amendment the Plan and to the repricing of the stock options.**

Under the 2002 Plan, if adopted, and as of the date hereof, 1,467,000 shares have been granted to existing Optionees and 4,008,000 shares remain available for issuance to future Optionees.

Material Terms of the 2002 Plan

Eligible Optionees

Under the policies of CDNX, to be eligible for the issuance of a stock option under the 2002 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to Anooraq or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a company, Anooraq must provide CDNX with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of CDNX.

Material Terms of the Plan

The following is a summary of the material terms of the 2002 Plan:

(a) all options granted under the 2002 Plan are non-assignable and non-transferrable and for a period of up to 10 years;

(b) for stock options granted to employees or service providers (inclusive of management company employees), Anooraq is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Anooraq or of any of its subsidiaries;

(c) if an Optionee ceases to be employed by Anooraq or to provide services to Anooraq (other than as a result of termination with cause) or ceases to act as a director or officer of Anooraq or a subsidiary of Anooraq, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d) the minimum exercise price of an option granted under the 2002 Plan must not be less than the closing price for Anooraq's common shares as traded on the CDNX on the last trading day before the date that the option is granted less allowable discounts as permitted by CDNX of up to 25%; and

(e) no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Anooraq in a one year period.

Anooraq will obtain "disinterested" shareholders' approval (described below) if:

(a) the number of options granted to Insiders of Anooraq exceeds 10% of Anooraq's outstanding listed shares; or

(b) the aggregate number of options granted to Insiders of Anooraq within a one year period exceeds 10% of Anooraq's outstanding listed shares; or

(c) the number of options granted to any one Insider and such Insider's associates within a one year period exceeds 5% of Anooraq's outstanding listed shares; or

(d) Anooraq is decreasing the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

If options are granted by Anooraq under the 2002 Plan which trigger the requirement for disinterested shareholder approval ("DSA Options"), the DSA Options will be presented to shareholders of Anooraq for approval at Anooraq's annual general meeting to be held in 2003. No DSA Options can be exercised by the Optionee until disinterested shareholder approval has been obtained.

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all shareholders of Anooraq at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Anooraq (generally officers and directors) to whom the DSA Options have been granted under the 2002 Plan and Associates of those Insiders.

Recommendation

Anooraq is of the view that the 2002 Plan provides Anooraq with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry. A full copy of the 2002 Plan will be available for inspection at the Meeting. Directors shall also have the authority to amend the 2002 Plan to reduce, but not increase the benefits to its participants if, in their discretion, it is necessary or advisable in order to obtain any necessary regulatory approvals. If shareholders do not approve the 2002 Plan, Anooraq will grant options on a case by case basis with each option made subject to specific regulatory approval.

OTHER MATTERS

Management is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

DATED at Vancouver, British Columbia, March 19, 2002.

BY ORDER OF THE BOARD

"Ronald W. Thiessen"

Ronald W. Thiessen,
President and Chief Executive Officer

REGISTERED/NON-REGISTERED SHAREHOLDERS

ANOORAQ RESOURCES CORPORATION

1020-800 West Pender Street
Vancouver, B.C.
V6C 2V6
Tel: (604) 684-6365
Fax: (604) 684-8092
Toll Free: 1-800-667-2114
Email: info@hdgold.com

TO: INVESTORS OF ANOORAQ RESOURCES CORPORATION

Please indicate below what information you would be interested in receiving by completing this form and returning to the above noted address by mail, fax or email (info@hdgold.com).

☐ News Releases - ☐ email* ☐ fax* ☐ mail

☐ Interim Financial Statements

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* If you choose these options you will receive news releases from all the Hunter Dickinson Group of Companies.

ANOORAQ RESOURCES CORPORATION
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604)684-6365 Fax: (604)684-8092

PROXY

This proxy is solicited by the management of Anooraq Resources Corporation ("Anooraq") for the Annual and Extraordinary General Meeting of its shareholders (the "Meeting") to be held on *April 23, 2002*.

The undersigned hereby appoints **Ronald W. Thiessen,** President and Chief Executive Officer, or failing him, **Jeffrey R. Mason,** Chief Financial Officer and Corporate Secretary of Anooraq, or instead of either of the foregoing, (insert name) ______________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on April 23, 2002, at 1:30 p.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. Fixing the Number of Directors

Vote For ☐ Against ☐ the resolution fixing the size of the board of directors at nine.

2. Election of Directors

The nominees proposed by management of Anooraq are:

ROBERT G. HUNTER	Vote For ☐	Withhold Vote ☐
ROBERT A. DICKINSON	Vote For ☐	Withhold Vote ☐
RONALD W. THIESSEN	Vote For ☐	Withhold Vote ☐
JEFFREY R. MASON	Vote For ☐	Withhold Vote ☐
DAVID J. COPELAND	Vote For ☐	Withhold Vote ☐
SCOTT D. COUSENS	Vote For ☐	Withhold Vote ☐
DAVID S. JENNINGS	Vote For ☐	Withhold Vote ☐
GLEN R. GAMBLE	Vote For ☐	Withhold Vote ☐
ROBERT A. HILDEBRAND	Vote For ☐	Withhold Vote ☐

[ ]

[ ]
(Please advise Anooraq of any change of address)

3. Auditor

Vote For ☐ Withhold Vote ☐ to appoint De Visser Grey, Chartered Accountants, as auditor of Anooraq at a remuneration to be fixed by the board of directors.

4. Amendment to Share Incentive Plan and Stock Options

Vote FOR ☐ Against ☐ the ordinary resolution of disinterested shareholders to amend the 2000 Share Incentive Plan (the "2000 Plan") by reserving up to 5,475,000 common shares for issuance under the Plan and to restate the Plan as the "2002 Share Incentive Plan", and to ratify the repricing of 490,000 options to purchase shares from an exercise price of $0.85 per share to an exercise price of $0.52 per share, as more particularly set out in the accompanying Information Circular, and subject to regulatory authority.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ______________________, 2002.

____
Signature of Shareholder

____
(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604) 683-3694 by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. Unless marked to the contrary below, this proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual and Extraordinary General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.**

Discretion Conferred

The undersigned hereby grants or withholds ☐ authority of the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.

ANOORAQ RESOURCES CORPORATION

CORPORATE DIRECTORY

Officers

Robert G. Hunter
Co-Chairman

Robert A. Dickinson
Co-Chairman

Ronald W. Thiessen
President and Chief Executive Officer

Jeffrey R. Mason
Chief Financial Officer and Secretary

Directors

David J. Copeland
Scott. D. Cousens
Robert A. Dickinson
Glen R. Gamble
Robert A. Hildebrand
Robert G. Hunter
David S. Jennings
Jeffrey R. Mason
Ronald W. Thiessen

Corporate Office and Investor Services

Anooraq Resources Corporation
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 684-6365
Facsimile: (604) 684-8092
Toll Free: 1-800-667-2114
E-Mail: info@hdgold.com
Web site: www.hdgold.com

Attorneys

Lang Michener
Barristers and Solicitors
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

Auditors

De Visser Gray
Chartered Accountants
401 – 905 West Pender Street
Vancouver, British Columbia
Canada V6C 1L6

Transfer Agent

Computershare Trust Company of Canada
4th Floor - 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listings

Canadian Venture Exchange – ARQ

Share Capitalization
(as at February 28, 2002)

Common Authorized	100,000,000
Issued	27,384,880

ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2001, 2000 AND 1999
(Stated in Canadian dollars)

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Anooraq Resources Corporation

We have audited the consolidated balance sheets of Anooraq Resources Corporation as at October 31, 2001 and 2000, and the consolidated statements of operations, deficit, cash flows and exploration costs for each of the years in the three year period ended October 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three year period ended October 31, 2001 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 15, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 15, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 15, 2002

ANOORAQ RESOURCES CORPORATION

Consolidated Balance Sheets
(Stated in Canadian dollars)

		October 31, 2001		October 31, 2000
Assets				
Current assets				
Cash and equivalents	$	2,107,921	$	362,275
Amounts receivable (note 3)		408,574		405,789
		2,516,495		768,064
Amounts receivable (note 3)		116,000		116,000
Equipment (note 4)		55,826		2,805
Mineral property interests (note 5)		4,200,001		1
	$	6,888,322	$	886,870
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities (note 8)	$	230,305	$	202,195
Shareholders' equity				
Share capital (note 7)		16,708,903		8,897,689
Deficit		(10,050,886)		(8,213,014)
		6,658,017		684,675
Continuing operations (note 1)				
	$	6,888,322	$	886,870

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

Robert G. Hunter
Director

Ronald W. Thiessen
Director

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Operations
(Stated in Canadian dollars)

	Years ended October 31, 2001	2000	1999
Revenue			
Interest	$ 40,982	$ 48,783	$ 31,998
Expenses			
Conference and travel	75,990	62,943	13,940
Consulting	23,785	19,893	-
Depreciation	1,345	4,289	16,350
Exploration costs (statement)	1,444,583	3,511,612	288,286
Legal, accounting and audit	68,922	74,447	48,984
Office and administration	29,854	29,020	47,070
Property investigations	30,025	19,576	281,065
Salaries and benefits	135,224	99,443	234,589
Shareholder communications	42,055	48,085	10,649
Trust and filing	27,071	7,430	8,089
Write-down of mineral property interests	-	-	79,782
	1,878,854	3,876,738	1,028,804
Loss for the year	$ (1,837,872)	$ (3,827,955)	$ (966,806)
Loss per share	$ (0.11)	$ (0.29)	$ (0.10)
Weighted average number of shares outstanding	16,756,330	13,420,750	9,723,165

Consolidated Statements of Deficit
(Stated in Canadian dollars)

	Years ended October 31, 2001	2000	1999
Deficit, beginning of the year	$ (8,213,014)	$ (4,385,059)	$ (3,388,253)
Loss for the year	(1,837,872)	(3,827,955)	(996,806)
Deficit, end of the year	$ (10,050,886)	$ (8,213,014)	$ (4,385,059)

See accompanying notes to consolidated financial statements.

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Cash Flows
(Stated in Canadian dollars)

	Years ended October 31, 2001	2000	1999
Cash provided by (used for)			
Operations			
Loss for the year	$ (1,837,872)	$ (3,827,955)	$ (996,806)
Items not involving cash			
Depreciation	1,345	4,289	16,350
Write-down of mineral property interest	-	-	79,782
Shares issued for property option and assignment agreements	255,000	342,975	-
Changes in non-cash operating working capital			
Amounts receivable	(2,785)	(211,362)	450,950
Funds in trust	-	180,000	(180,000)
Accounts payable and accrued liabilities	28,110	134,725	51,099
	(1,556,202)	(3,377,328)	(578,625)
Investment			
Equipment purchase	(54,366)	(4,034)	(1,228)
Financing			
Common shares issued for cash, net of issue costs	3,356,214	3,269,607	20,240
Increase (decrease) in cash and equivalents	1,745,646	(111,755)	(559,613)
Cash and equivalents, beginning of year	362,275	474,030	1,033,643
Cash and equivalents, end of year	$ 2,107,921	$ 362,275	$ 474,030
Supplementary information			
Non-cash financing and investing activities:			
Shares issued for deferred mineral property acquisition costs	$ 4,200,000	$ -	$ -
Sale of equipment at net book value for related party debt	$ -	$ 43,271	$ -

See accompanying notes to consolidated financial statements.

ANOORAQ RESOURCES CORPORATION

Consolidated Statements of Exploration Costs
(Stated in Canadian dollars)

	Years ended October 31, 2001	2000	1999
Assays and analysis	$ 18,404	$ 357,588	$ -
Drilling	-	392,999	-
Engineering	83,332	338,883	323
Environmental, socioeconomic and land fees	38,409	41,061	2,149
Exploration advances*	-	87,674	-
Geological	128,935	882,064	82,316
Graphics	43,813	149,368	-
Property fees, assessments and other costs	347,038	384,409	85,006
Site activities	681,102	607,202	117,998
Transportation	103,550	270,364	494
Incurred during the year, to operations statement	1,444,583	3,511,612	288,286
Cumulative expenditures, beginning of year	3,596,618	85,006	460,169
Properties written off during the year	-	-	(663,449)
Cumulative expenditures, end of year**	$ 5,041,201	$ 3,596,618	$ 85,006

* *As further disclosed at note 5(a), during its 2000 fiscal year the legal form of the Company's investment in the Platreef was based upon a Loan Facility Agreement, pursuant to which the Company was vesting for an equity interest in Plateau Resources (Pty) Ltd. ("Plateau"), the South African corporation which owns the property interest. At October 31, 2000, the Company had expended $2.4 million, including interest, in connection with this agreement, and had therefore vested for an equity interest of approximately 40%. The Company had accounted for its advances to Plateau as exploration costs, based on the expenditures disclosed in the financial statements of Plateau. All expenditures in Plateau that could not be directly associated with exploration costs were aggregated on the Company's Statement of Exploration Costs as "Exploration advances" and transferred to the "Statement of Operations" as "Exploration costs".*

During the current year the accounts of Plateau have been fully consolidated with those of the Company on a line-by-line basis, net of the Company's exploration charges to Plateau in excess of cost subsequent to its acquisition of control of that company, which have been eliminated.

** *Due to the Company's change of accounting policy in respect to mineral property costs, cumulative expenditure figures are provided for informational purposes only and will not directly agree with the current financial statement figures. All expenditures subsequent to the 1999 fiscal year have been incurred in respect to the Platreef Property.*

Refer to note 6.

See accompanying notes to consolidated financial statements.

1. Continuing operations

The Company is incorporated in the Province of British Columbia, and its principal business activity is the exploration of mineral properties. The Company has pursued mineral property interests in Canada and Mexico and is now focusing its attention on the Platreef Project, located on the Bushveld Complex in South Africa. (see note 5a).

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to address any environmental, regulatory or other issues in order to successfully develop the property.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

2. Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

The consolidated financial statements include the accounts of the Company's wholly-owned Mexican and Cayman Islands subsidiaries, and Plateau Resources (Pty) Ltd. located in South Africa.

(a) Mineral property interests

Mineral property acquisition costs are expensed unless they represent payments made to directly obtain unrestricted exploration rights, in which case they are deferred until the property to which they relate is placed into production sold, allowed to lapse or abandoned. Such costs include the cash consideration and the fair market value of common shares, based on the current trading price of the shares, issued in connection with the acquisition of mineral property interests.

Exploration costs, option and assignment agreement payments and administrative expenditures are expensed in the year incurred.

2. **Basis of presentation** (continued)

(b) Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c) Translation of foreign currencies

The Company's Canadian, Mexican, Cayman and South African operations are considered to be integrated for purposes of foreign currency translation. Amounts stated in Mexican pesos, South African Rand and U.S. dollars are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary items, revenue and expenses at the rate in effect on the date of the transaction. The net effect of the foreign currency translation is included in the statement of operations and deficit.

(d) Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term natures.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for the depreciation of equipment. Actual results could differ from these estimates.

(f) Loss per share

The loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is not presented as the effect on basic loss per share is anti-dilutive.

(g) Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the Canadian Venture Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

No cost is recorded when share purchase warrants or options are issued for services rendered or other consideration.

(Stated in Canadian dollars)

2. **Basis of presentation** (continued)

(h) Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(i) Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted for the current year.

3. **Amounts receivable**

Amounts receivable are comprised of the following:

	Years ended October 31, 2001	2000
Employee expense advances	$ 20,531	$ 20,575
Prepaids and other	30,512	43,550
Farallon Resources Ltd. (note 8)	52,439	52,439
Hunter Dickinson Inc. (note 8)	54,716	-
Mainland Exploration Limited Partnership (note 8)	223,535	201,000
Value-added tax rebates, net of non-current portion of $116,000	26,841	88,225
	$ 408,574	$ 405,789

4. **Equipment**

	Cost	Accumulated Depreciation	Net Book Value Years ended October 31, 2001	2000
Office	$ 28,033	$ 15,761	$ 12,272	$ 2,805
Vehicle	68,769	25,215	43,554	--
	$ 96,802	$ 40,976	$ 55,826	$ 2,805

As at October 31, 2000 the aggregate original cost of office and vehicle equipment was $4,038.

(Stated in Canadian dollars)

5. Mineral property interests

Acquisition Costs for each Property	Years ended October 31, 2001	2000
Plateau Resources (Pty) Ltd. - Platreef Property, South Africa		
Balance, beginning of the year	$ -	$ -
Incurred during the year	4,200,000	-
Balance, end of the year	4,200,000	-
La Dicha, Mexico	1	1
	$ 4,200,001	$ 1

See exploration cost statements for additional details.

The Company's mineral property interests are as follows:

(a) Plateau Resources (Pty) Ltd. - Platreef Property, Bushveld Complex, South Africa

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Pty) Ltd. ("Plateau"), which holds the Platreef platinum group mineral (PGM) properties located on the Bushveld Complex in South Africa.

Under the share purchase agreement Anooraq was to acquire a 70% interest in Plateau by investing $10,000,000 for exploration of the properties over a four-year period. In the event Anooraq elected to acquire the full 100% interest in Plateau, a second stage transaction would provide that Anooraq would then acquire the remaining 30% interest by purchasing it from Pinnacle in consideration of issuing common shares of Anooraq such that Pinnacle would hold 30% of Anooraq's outstanding share capital after the transaction, subject to certain adjustments.

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc. ("Gladiator"), pursuant to which Anooraq would issue shares in stages to Gladiator as it proceeds with investments in Plateau. In addition, during the comparative fiscal year a 200,000 common share fee was paid to a related party for facilitating the settlement and acquisition – refer to note 8(c). To October 31, 2001, 378,500 shares have been issued to Gladiator under this agreement.

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein farm located contiguous to the pre-existing Platreef properties. The option requires staged issuances of 500,000 common shares of the Company (141,667 shares issued to date) and aggregate cash payments of US$350,000 (US$8,750 paid) and Cdn$15,000 (paid).

(Stated in Canadian dollars)

5. **Mineral property interests** (continued)

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the 4 thousand outstanding common shares of Plateau that it did not own for consideration of the issue of 7.5 million of its common shares at an aggregate cost of $4.2 million. For a two-year period, these shares are subject to a monthly resale limit of $97,000 in aggregate market value, a right of first refusal in favour of the Company in respect to block sales of greater than 500,000 shares, and a call option which allows the Company to re-purchase up to 350,000 shares per calendar quarter at $0.50 per share to a maximum of 700,000 shares per calendar year. In connection with the acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4.5 million Anooraq warrants exercisable at $0.70 until August 28, 2003.

In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg (2,126 hectares) and Elandsfontein Portion 1 (428 hectares), located contiguous to the north end of the pre-existing Platreef properties. Consideration for the exploration rights to these farm, which are in affect for a five year term consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectares in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. ("African"), a private affiliate of Ivanhoe Capital Corporation, whereby African has the right to earn a 50% joint venture interest in Anooraq's 2,900 hectare Rietfontein farm ("Rietfontein"). Under the terms of this agreement, African must spend a minimum of Cdn$ 750,000 in each of the next two years to obtain the right to form a 50:50 joint venture with the Plateau on Rietfontein. As a further condition of the agreement, an African affiliate participated to the extent of $520,000 in the Company's August 2001 $3.1 million private placement equity financing. A finder's fee of 300,000 common shares is due and payable in relation to this joint venture transaction and financing fees of $93,876 were paid on a portion of this private placement..

(b) La Dicha Property, Mexico

During 1998, the Company acquired an option to purchase a 100% interest in the La Dicha property, located near Chilpancingo, Mexico, in consideration for total payments of US$500,000 (US$30,000 paid) and the issuance of 350,000 common shares of the Company in stages over four years. Subsequent to the date of the agreement and in contravention of its terms, the property vendor failed to maintain adequate title to five of the fourteen concessions and ownership of these concessions reverted to the Mexican government, which subsequently granted them to third parties pursuant to a public auction in the first quarter of the 1999 fiscal year. During 1999, the Company terminated all payments to the property vendor but its ownership interest in the remaining nine concessions is preserved under the terms of the original option agreement and is carried at a nominal value of $1.

(Stated in Canadian dollars)

6. Change in Accounting Policy

During the current fiscal year, the Company changed its accounting policy for mineral property acquisition and exploration costs from that of general deferral to the extent that such costs are incurred on properties where an acquisition interest is in current good standing, to expensing these costs unless they represent payments made to obtain an outright interest in the property, or until such time as a positive feasibility report indicates that the applicable property is capable of economic commercialization. This change has been applied retroactively with restatement of previous fiscal years, with the following impact on certain current comparative figures from those initially reported in earlier fiscal years:

	As originally stated $	As restated currently $
Deferred property costs, October 31, 1998	539,952	79,783
Deficit, October 31, 1998	2,928,084	3,388,253
Deferred property costs, October 31, 1999	85,007	1
Net loss, year ended October 31, 1999	1,371,969	996,806
Loss per share, year ended October 31, 1999	0.14	0.10
Deficit, October 31, 1999	4,300,053	4,385,059
Deferred property costs, October 31, 2000	3,596,619	1
Net loss, year ended October 31, 2000	316,343	3,827,955
Loss per share, year ended October 31, 2000	0.02	0.29
Deficit, October 31, 2000	4,616,396	8,213.014

7. Share capital

(a) The Company's authorized share capital consists of 100,000,000 common shares without par value.

Common shares issued and outstanding	Number of Shares	Amount
Balance, October 31, 1999	9,752,195	$ 5,285,107
Private placement at $0.85	3,774,718	(1)3,063,177
Shares issued for property assignment at $0.85	403,500	342,975
Share purchase options exercised at $0.84	238,000	199,920
Share purchase options exercised at $0.55	7,000	3,850
Share purchase options exercised at $0.38	7,000	2,660
Balance, October 31, 2000	14,182,413	$ 8,897,689

(Stated in Canadian dollars)

7. **Share capital** (continued)

Common shares issued and outstanding	Number of Shares	Amount
Balance, October 31, 2000	14,182,413	$ 8,897,689
Share purchase options exercised at $0.43	14,000	6,020
Share purchase options exercised at $0.50	2,000	1,000
Share purchase options exercised at $0.52	490,000	254,800
Warrants exercised at $0.85	82,000	69,700
Private placement at $0.65	4,797,800	(2)3,024,694
Shares issued for property acquisition at $0.56	7,500,000	4,200,000
Shares issued for property option at $0.75	141,667	106,250
Shares issued for property assignment at $0.85	175,000	148,750
Balance, October 31, 2001	27,384,880	$ 16,708,903

(1) Net of issue costs of $145,334.
(2) Net of issue costs of $93,876.

(b) Under the terms of a Share Incentive Plan, which is subject to annual approval and amendment by the shareholders, the Company at October 31, 2001 has reserved up to 2,289,000 share options that are issueable to employees, consultants and directors at the discretion of the Board of Directors.

As at October 31, 2001, 1,619,000 share purchase options are outstanding, exercisable at prices ranging from $0.50 to $0.96 per share, as follows:

Number	Expiry Date	Option Price
200,000	November 15, 2001	$0.60 (1)
7,000	December 1, 2001	$0.91
54,000	February 17, 2002	$0.50 (2)
3,000	April 7, 2002	$0.96
79,000	December 6, 2002	$0.50
4,000	February 12, 2003	$0.56
25,000	March 9, 2003	$0.66
15,000	June 11, 2003	$0.62
75,000	September 11, 2003	$0.54
1,157,000	October 30, 2003	$0.60
1,619,000		

(1) Repriced to $0.60 from $0.91 on October 10, 2001
(2) Repriced to $0.50 from $1.50 on December 8, 2000.

Subsequent to the year ended October 31, 2001, 200,000, 54,000 and 7,000 share purchase options exercisable at $0.60, $0.50 and $0.91 respectively expired unexercised, and 16,000 share purchase options with an exercise price at $0.50 were cancelled. On November 20, 2001, the Company granted 25,000 share purchase option to a consultant exercisable at $0.60 with an expiry date of October 30, 2003.

(Stated in Canadian dollars)

7. **Share capital** (continued)

Option Continuity Schedule	Year ended October 31, 2001		Year ended October 31, 2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance at beginning of year	1,493,000	$ 0.83	764,000	$ 0.79
Granted	1,398,000	0.59	1,008,000	0.84
Exercised / cancelled	(1,272,000)	0.63	(279,000)	0.79
Outstanding and exercisable at end of year	1,619,000	$ 0.78	1,493,000	$ 0.83
Contractual weighted average remaining life (years)		1.62		1.0

(c) On January 25, 2000, the Company completed a $3.2 million equity financing consisting of 3,774,718 units at a price of $0.85 per unit, of which 2,435,618 units were brokered. Each unit is comprised of a common share and a share purchase warrant exercisable to purchase an additional common share of Anooraq at a price of $0.85 per common share for one year. Loewen, Ondaatje, McCutcheon Limited of Toronto and Haywood Securities of Vancouver acted as agents for the brokered portion of the financing; the brokers received a 6% cash commission and the option to purchase up to 200,000 units at $0.85 for one year.

On December 13, 2000, the Company extended the expiry date of 3,774,718 outstanding share purchase warrants and the 200,000 Agent's Options, exercisable at $0.85 per share, from December 21, 2000 to December 21, 2001. The exercise price remained unchanged. As at October 31, 2001, 82,000 warrants have been exercised, and the remaining 3,692,718 share purchase warrants are still outstanding. Subsequent to year end, the Company extended the expiry date of the remaining warrants for an additional year to December 21, 2002, with the exercise price unchanged at $0.85.

(d) On August 13, 2001, the Company completed a $3.1 million equity financing consisting of 4,797,800 units at a price of $0.65 per unit, of which 2,473,700 units were brokered. Each unit comprises one common share and one share purchase warrant exercisable to purchase an additional share at a price of $0.70 until August 3, 2002. A total of $93,876 in finders' fees were paid on a portion of this private placement.

(Stated in Canadian dollars)

7. **Share capital** (continued)

The continuity of share purchase warrants is as follows:

2001 Expiry date	Exercise Price	Outstanding October 31, 2000	During the Year Issued	Exercised	Expired	Outstanding October 31, 2001
December 21, 2001 (note 7 (c))	$ 0.85	3,774,718	-	82,000	-	3,692,718
August 3, 2002 (note 7 (d))	$ 0.65	-	4,797,800	-	-	4,797,800

2001 Expiry date	Exercise Price	Outstanding October 31, 1999	During the Year Issued	Exercised	Expired	Outstanding October 31, 2000
December 21, 2000 (note 7 (c))	$ 0.85	-	3,774,718	-	-	3,774,718

8. **Related party transactions**

	Years ended October 31 2001	2000	1999
Services rendered by Hunter Dickinson Inc. (a)	$ 896,550	$1,225,659	$ 380,051

	As at October 31 2001	2000
Balances receivable (payable)		
Hunter Dickinson Inc. (b)	$ 54,716	$ (85,379)
Mainland Exploration Limited Partnership (c)	$ 223,535	$ 201,000
Amarc Resources Ltd. (d)	$ (42,057)	$ (42,057)
Farallon Resources Ltd. (d)	$ 52,439	$ 52,439

(a) Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to the Company on a full-cost recovery basis pursuant to an agreement dated December 31, 1996.

(b) The balances receivable (payable) to HDI have resulted from advances against future work or from HDI providing periodic short-term working capital advances to the Company. These balances are included within amounts receivable (note 3) or accounts payable and accrued liabilities on the consolidated balance sheets.

(Stated in Canadian dollars)

8. **Related party transactions** (continued)

(c) Mainland Exploration Limited Partnership ("Mainland") is a limited partnership that provides merger, acquisition, financing and other corporate services to the Company. Certain directors of the Company are also directors of Mainland's general partner. Mainland received 200,000 shares of the Company in exchange for the assignment to the Company of the October 1999 agreement to acquire Plateau Resources (Pty) Ltd. The Company had advanced Mainland $201,000 to October 31, 2000 and this amount, plus interest accrued at 1% compounded semi-annually, remains outstanding currently.

(d) Amarc Resources Ltd. and Farallon Resources Ltd. are public companies with certain directors in common with the Company. Balances with these companies are recorded within amounts receivable and have arisen primarily as a result of payments made in the normal course of business to common suppliers by one company on behalf of the other(s). These balances are non-interest bearing.

9. **Income taxes**

As at October 31, 2001, the Canadian parent company has the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts as it cannot be considered likely that these amounts will be utilized.

The following non-capital losses are available to reduce future taxable income:

Expiry		
2002		62,000
2003		205,000
2004		292,000
2005		70,000
2006		305,000
2007		218,000
2008		565,000
Total		1,717,000
Capital loss carried forward		122,000
Excess of aggregate tax cost of equipment over net book value		98,000
Total losses and excess equipment tax costs available	$	1,937,000

10. **Segmented information**

The Company's principal business activity is currently in South Africa.

	Year ended and as at October 31, 2001				Year ended and as at October 31, 2000			
	Canada	Mexico	S. Africa	Total	Canada	Mexico	S. Africa	Total
Total assets	$2,390,902	$ 216,612	$4,280,808	$ 6,888,322	$ 676,792	$ 210,078	$ -	$ 886,870
Capital assets	1,460	-	54,366	55,826	2,805	-	-	2,805
Interest income	39,760	-	1,222	40,982	37,108	11,675	-	48,783
Net loss	$ (253,698)	$ (21,224)	$(1,562,950)	$ (1,837,872)	$(255,139)	$ (61,204)	$ (3,511,612)	$(3,827,955)

(Stated in Canadian dollars)

11. Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)

(a) Mineral property costs

During the current year, the Company's decision to adopt a policy of expensing all property costs except in the case where an outright property interest has been acquired has resulted in an accounting treatment for these costs which the Company considers to be, in substance, congruent with US GAAP. Accordingly, and in contrast to the disclosure provided here in previous years, the Company considers that no US/Canadian GAAP difference exists in respect to mineral property costs in these financial statements.

(b) Loss per share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	2001	2000	1999
Numerator, net loss for the year	$(1,837,872)	$(3,827,955)	$(966,806)
Denominator:			
Weighted-average number of shares under Canadian GAAP	16,756,330	13,420,750	9,723,165
Adjustment required under U.S. GAAP (escrow shares)	-	-	(375,000)
Weighted-average number of Shares under U.S. GAAP	16,756,330	13,420,750	9,348,165
Basic and diluted loss per share under U.S. GAAP	$ (0.11)	$ (0.29)	$ (0.10)

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

(Stated in Canadian dollars)

11. Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP) (continued)

(c) **Stock options**

Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, no such cost is recognized.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account all stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price. The policies of the Canadian Venture Exchange permit the issuance of options with exercise prices discounted up to 25% from the closing market value at the date of granting. Such a discount, if provided option holders, would give rise to a compensation expense under U.S. GAAP as noted above. However, the Company has to date only granted stock options without vesting periods and only where the exercise price is based on the fair value of the stock at the date of the grant and, accordingly, under U.S. GAAP, would not have recognized any compensation costs.

In accordance with SFAS 123, see note 7(b) for a summary of the changes in the Company's stock options for the 2001 and 2000 fiscal years.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
ANOORAQ RESOURCES CORPORATION			October 31, 2001	2002	03	20
ISSUER ADDRESS 1020 – 800 WEST PENDER STREET						
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.		
VANCOUVER	BC	V6C 2V6	604-684-8092	604-684-6365		
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.		
BILL CAUGHILL		CONTROLLER		604-684-6365		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS				
billc@hdgold.com		www.hdgold.com				

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
→ /S/ ROBERT G. HUNTER	ROBERT G. HUNTER	2002	03	20
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
→ /S/ RONALD W. THIESSEN	RONALD W. THIESSEN	2002	03	20

ANOORAQ RESOURCES CORPORATION
QUARTERLY REPORT
OCTOBER 31, 2001

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs: See Consolidated Schedule of Mineral Property Interests.

2. Related party transactions: See Schedule A note 7.

3. Summary of securities issued and options granted during the period:

(a) Summary of securities (common shares) issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
January 15, 2001	Common	Options	14,000	0.43	6,020	Cash	-
May 15, 2001	Common	Warrants	55,000	0.85	46,750	Cash	-
June 5, 2001	Common	Warrants	27,000	0.85	22,950	Cash	-
June 8, 2001	Common	Options	2,000	0.50	1,000	Cash	-
August 3, 2001	Common	Private placement	4,797,800	0.65	3,118,570	Cash	93,876
August 8, 2001	Common	Property acquisition	75,000	0.75	56,250	Kind	-
August 28, 2001	Common	Property acquisition	7,500,000	0.56	4,200,000	Kind	-
September 18, 2001	Common	Property acquisition	175,000	0.85	148,750	Kind	-
October 23, 2001	Common	Property acquisition	66,667	0.75	50,000	Kind	-
October 30, 2001	Common	Options	490,000	0.52	254,800	Cash	-

(b) Summary of stock options granted during the period:

Name of Optionee/Type	Date of Grant	Number of Shares	Exercise Price ($)	Expiry Date
Consultant	December 8, 2000	31,000	0.50	December 6, 2002
Employee	December 8, 2000	122,000	0.50	December 6, 2002
Employee	February 12,2001	4,000	0.56	February 12, 2003
Consultant	March 9, 2001	25,000	0.66	March 9, 2003
Employee	February 12, 2001	15,000	0.62	June 11, 2003
Employee	September 11, 2001	50,000	0.54	September 11, 2003
Consultant	September 11, 2001	25,000	0.54	September 11, 2003
David J. Copeland	October 10, 2001	100,000	0.60	October 30, 2003
Scott D. Cousens	October 10, 2001	100,000	0.60	October 30, 2003
Robert A. Dickinson	October 10, 2001	100,000	0.60	October 30, 2003
Robert G. Hunter	October 10, 2001	100,000	0.60	October 30, 2003
David S. Jennings	October 10, 2001	100,000	0.60	October 30, 2003
Jeffrey R. Mason	October 10, 2001	100,000	0.60	October 30, 2003
Ronald W. Thiessen	October 10, 2001	100,000	0.60	October 30, 2003
Employee	October 10, 2001	148,000	0.60	October 30, 2003
Consultant	October 10, 2001	309,000	0.60	October 30, 2003

4. Summary of securities as at the end of the period:

(a) Authorized capital: 100,000,000 common shares without par value

(b) Shares issued: 27,384,880 common shares without par value

(c) Summary of options, warrants and convertible securities outstanding:

Type	Number Of Shares	Exercise Price ($)	Expiry Date
Options	200,000	$0.60	November 15, 2001
Options	7,000	$0.91	December 1, 2001
Options	54,000	$0.50	February 17, 2002
Options	3,000	$0.96	April 7, 2002
Options	79,000	$0.50	December 6, 2002
Options	4,000	$0.56	February 12, 2003
Options	25,000	$0.66	March 9, 2003
Options	15,000	$0.62	June 11, 2003
Options	75,000	$0.54	September 11, 2003
Options	1,157,000	$0.60	October 30, 2003
Warrants	3,692,718	$0.85	December 21, 2002
Warrants	4,797,800	$0.70	August 3, 2002

Broker compensation options: See Schedule A note 6 (c).

(d) Number of common shares held in escrow: Nil
Number of common shares subject to pooling: Nil

5. List of directors: David J. Copeland, Scott D. Cousens, David S. Jennings, Robert A. Dickinson, Glen R. Gamble, Robert A. Hildebrand, Robert G. Hunter, Jeffrey R. Mason, Ronald W. Thiessen

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Anooraq Resources Corporation is engaged in mineral exploration. The Company's principal interest is the Platreef Project, a platinum group metals ("PGM") property in South Africa.

The Platreef property is located on the northern limb of the Bushveld Intrusive Complex, immediately adjacent to ground held by Anglo Platinum Corporation on which a large-scale open-pit PGM mine is in operation. The property consists of two parts, one lying immediately north of the Anglo property and the other adjacent to Anglo's southern boundary. Anooraq drilled thirty-five holes over a 4.5 kilometre extent of the Platreef horizon in the northern part of the property in 2000; all but one of these holes intersected significant PGM mineralization. Three mineralized zones, with good grade and continuity, were outlined. A soil geochemical survey carried out in the southern part of the property outlined two strong and extensive anomalies.

In January 2000, Anooraq acquired the right to purchase up to 100% of the shares of Plateau Resources (Pty.) Ltd. ("Plateau"), a wholly owned South African subsidiary of Pinnacle Resources Inc. ("Pinnacle") that owns the Platreef property. Under that agreement, Anooraq could acquire up to a 70% interest by investing a total of $10 million in exploration over a four-year period, and at which point Anooraq could obtain the remaining 30% of Plateau from

Pinnacle. In May 2001, Anooraq and Pinnacle agreed to re-organize the shareholdings of Plateau to effectively accelerate Anooraq's acquisition of 100% of Plateau. Under the agreement, Anooraq issued 7.5 million shares and 4.5 million share purchase warrants in consideration of the sale of Pinnacle's remaining interest in Plateau, and, effectively, provided Pinnacle with an approximate 34% (undiluted) interest in Anooraq. The transaction received approval in principle from the Canadian Venture Exchange in August and was completed in September 2001.

On June 11, 2001, the Company announced that it had been granted an option to acquire three farms – Elandsfontein portion 1, Elandsfontein Portion 2 and Hamburg - adding to the northern part of the Platreef property. Under the terms of the option agreement, Anooraq must issue to MSA Projects (Pty.) Limited, an aggregate of 500,000 shares, of which 75,000 shares were issued on issued August 8, 2001 and 66,667 shares were issued on October 23, 2001. An additional 358,333 shares are potentially issuable under the terms of the option agreement on or before October 23, 2003.

On July 3, 2001, the Company announced that it had acquired the right to purchase 100% interest in Hamburg and Elandsfontein Portion 1 from the underlying owner Randex Limited, a private South African company. Anooraq has negotiated exclusive exploration rights for a five-year period and may purchase the mineral rights outright at any time during the period by making a one-time cash payment. For the exploration rights, the Company must pay US$2.00 per hectare in year one (US$5,108) escalating in stages to US$4.50 per hectare in year five (to US$11,493). To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one; US$390 per hectare in year two; US$455 per hectare in year three; US$520 in year four or US$600 per hectare in year five.

These additions provide Anooraq with the second largest land position in the northern Bushveld, and extended its holdings to 14.6 kilometres along the prospective Platreef horizon. The Hamburg and Elandsfontein farms also cover ground that is prospective for PGM mineralization hosted by dolomite rafts, lying above the Platreef horizon in the stratigraphic sequence, further expanding the exploration potential of the property.

In October 2001, the Company received renewals for its exploration rights that provide Plateau, Anooraq's wholly owned South African subsidiary, clear title to conduct exploration on the farms for five years and an option to extend the Prospecting Contracts for an additional two years. The Company also negotiated the terms for converting the Prospecting Contracts to Mining Leases. Plateau may convert any or all of its Prospecting Contracts to Mining Leases at any time during the seven-year period. The Mining Leases are subject to a royalty payable to the State of 1% on 80% of future production.

Also in October, Anooraq completed a formal agreement with African Minerals Ltd. ("African Minerals"), a private affiliate of Ivanhoe Capital Corporation, whereby African Minerals will have the right to earn a 50% joint venture interest in Anooraq's 2,900-hectare Rietfontein farm that comprises the southern part of its Platreef property. Under the terms of the Agreement, African Minerals must spend Cdn$750,000 in each of the next two years, and may do so sooner, to gain the right to form a 50:50 joint venture with Anooraq on Rietfontein. In addition, an African Minerals' affiliate participated to the extent of $520,000 in the $3.1 million private placement financing that was completed in August 2001. The joint venture and financing incurred a financing fee of $93,756 and a finder's fee of 300,000 common shares is due and payable in relation to the joint venture transaction.

African Minerals controls the Turfspruit farm, adjacent to the southwest border of Rietfontein farm, and has drilled holes to within 16 metres of the Rietfontein boundary. The common boundary of the Turfspruit and Rietfontein farms straddles the margin of the northern limb of the Bushveld, where Bushveld intrusive rocks cut older Transvaal metasedimentary rocks including banded ironstones and dolomites. Contamination of the Bushveld magmas by ingestion of the sulphur-rich metasediments to form hybrid lithologies is commonly cited as the triggering mechanism for disseminated platinum group element and base metal sulphide deposition.

The two strong soil anomalies outlined by Anooraq on the Rietfontein farm are thought to be related to PGM mineralization hosted by a series of satellitic pyroxenite bodies intruded along the Transvaal Sequence – granite contact or, potentially, a pyroxenitic body that may be an offshoot of the Platreef horizon.

African Minerals commenced drilling at Rietfontein subsequent to year-end in November 2001. The first hole, drilled into the northern portion of one of the soil anomalies encountered variably altered pyroxenite over the entire 426 m length. To March 2002, three holes had been completed at Rietfontein. Drilling continues and assay results are pending.

In January 2002 and subsequent to year-end, Anooraq acquired the Noord Holland farm (1,229 hectares) from the Department of Mines and Energy, bringing its total land package to more than 13,405 hectares.

Market Trends

Market prices for platinum group metals declined from record levels reached in early 2001, due to efforts by consuming industries to substitute for PGM with other commodities and utilize PGM stocks on hand. The general erosion of global economic conditions in 2001 also contributed to the decreasing demand and prices. In late 2001 and early 2002, platinum prices have been at or slightly above US$400 per ounce and palladium prices at or above US$350 per ounce. As PGM have superior properties for use in autocatalysts and other new technologies, demand for the metals is forecast to be strong over the long term, and prices are expected to begin to rise again by 2003.

The gold price averaged about US$270/oz in 2001, slightly lower than the US$275/oz that had been projected by analysts for the year. Current forecasts are mixed, but an increasing number of analysts are suggesting the average gold price will be US$300 per ounce or more in 2002. Gold has shown strength in early 2002, and has already traded at over US$300 per ounce.

Financial Review

At October 31, 2001, Anooraq has a working capital position of $2.3 million compared to $0.6 million at the end of the 2000 fiscal year, and 27,384,880 issued and outstanding shares.

The Company completed a private placement financing of $3.1 million, consisting of 4,797,800 Units at a price of $0.65 per unit, in August 2001. Management and associates subscribed for 24% of the placement. Each unit comprises one common share and share purchase warrant exercisable at $0.70 for a one year period from the date of issuance.

In August 2001, the Company received CDNX approval to purchase all remaining interest in Plateau. In September, Anooraq purchased the remaining 50% interest in Plateau from Pinnacle for consideration consisting of 7.5 million Anooraq shares. Obligations under the original Loan Facility and Share Purchase Agreement between Anooraq and Pinnacle were eliminated in consideration of the 4.5 million Anooraq warrants, exercisable for $0.70 for two years. These transactions unify Anooraq's 100% interest in Plateau and its underlying PGM prospects without the additional expenditure of $6.4 million over the next three years, as well as additional dilution that such financings would necessitate. It also resulted in the cancellation of Pinnacle's put of its interest in Plateau to Anooraq and avoided the dilution that would have resulted from that transaction.

The Company incurred acquisition costs of $4.2 million in 2001 related to the acquisition of Plateau, as compared to $nil in 2000. These costs make up the amount shown as mineral property interest in the balance sheet.

On September 4, 2001, the Company received approval to trade on the NASDAQ Over-the-Counter Bulletin Board. As at the date of this report the Company is awaiting receipt of its trading symbol and to be called to trade.

Results of Operations

During fiscal 2001, the Company changed its policy with respect to accounting for exploration costs. In 2000 and prior periods, acquisition and exploration costs were capitalized to mineral property interests. Under the new policy, exploration costs are to be expensed. The financial statements for the years ended December 31, 2000 and 1999 have been restated and reflect this change.

Interest income decreased slightly in fiscal 2001, to $40,982 from $48,783 over the same period in the previous year, reflecting lower interest rates and cash balances. Costs have also decreased in 2001 due to a lower level of activity. Expenses in fiscal 2001 were $1.9 million, compared to $3.9 million during the same period in 2000. The main expenditure in both years was on exploration, which decreased to $1.4 million in 2001 from $3.5 million in 2000 when drilling was undertaken on the Platreef properties.

Other significant expenditures were on salaries and benefits, which show an increase in 2001 ($135,224) when compared to 2000 ($99,443); and legal, accounting and audit costs which decreased from $74,447 in 2000 to $68,922 in 2001. Both of these reflect a reduction in administrative activity concurrent with the reduced site activities. Investor relation activities are conducted by staff and contractors from Hunter Dickinson Inc. (see Related Party Transactions) and reported as shareholder communication expenses and conference and travel costs. Shareholder communications (2001 - $42,055; 2000 - $48,085) and conference and travel (2001 - $75,990; 2000 - $62,943) costs reflect a cumulative increase in fiscal 2001 than in the comparable period of 2000. The expenses are mainly related to communication with shareholders and property vendors associated with restructuring the agreement with Pinnacle Resources, acquisition of additional properties in South Africa, and arrangements for the financing.

Exploration expenditures in all categories, except for site activities, have decreased in 2001 from 2000 when an extensive exploration program was undertaken at site. Site activities costs (2001 - $681,102; 2000 – $607,202) are mainly related to support of the field office in South Africa. Property fees, assessments and other costs decreased slightly (2001 - $347,038; 2000 - $384,409), even though the Company increased its land holdings from 7,433 hectares in 2000 to 12,176 hectares in 2001.

Exploration advances have decreased from $87,674 in 2000 to nil in 2001, and from the amount shown in the second fiscal quarter, when a lump sum of $340,892 had been advanced to South Africa. These funds have now been utilized, and allocated to various exploration costs and expenses of the Company.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with Anooraq, which provides investor relations, geological, corporate development, administrative and management services to the Company on a cost recovery basis pursuant to an agreement dated December 31, 1996. In fiscal 2001, Anooraq incurred costs for services from HDI of $896,550 (2000 – $1,225,659).